



Clinton Swapp · 3rd

Vice President of Marketing at
SmallStart Ventures, Inc.

Greater Tucson Area · **Contact info**

267 connections

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SmallStart Ventures, Inc.

Experience

Vice President Marketing

SmallStart Ventures, Inc. · Full-time
Jun 2021 – Present · 2 mos
Tucson, Arizona, United States

Account manager

Empire Machinery
Mar 2007 – Present · 14 yrs 5 mos

Skills & endorsements

Sales · 20

Steve Mitchell and 19 connections have given endorsements for this skill

Strategic Planning · 16

 Endorsed by **Chad Christensen, who is highly skilled at this**

Team Building · 13

Jennifer Macdonald and 12 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)



Kari Swapp
Swapp
Construction
Inc.

October 16, 2013,
Kari was a client of
Clinton's

Clinton is very professional and attentive in his dealings and I would highly recommend him to anyone.

Interests

 **Aimco Apartment Home**
20,940 followers

 **URS Corporation, An AE**
184,119 followers

 **AECOM**
1,182,279 followers

 **URS Flint (now part of U**
30,516 followers

 **Bernard Marr** 𝗶𝗻
📖 Internationally Best-sellin
1,466,654 followers

 **Mark Cuban** 𝗶𝗻
President
6,875,361 followers

See all